MM

12013444

SEC
Mail Processing
Section

FEB 29 2012

Washington DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: April 30, 2013<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48097 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken 860 843 3911
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street, 32nd Floor (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FJ
4/14

## AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken

Signature

CFO/Controller

Title

Notary Public

My commission expires Sept. 30 2015

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

### TABLE OF CONTENTS



***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
Simsbury, CT

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2011

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 33,859,186 |
| Cash segregated | 5,000,000 |
| Accounts receivable | 12,108,769 |
| Prepaid commissions | 2,328,048 |
| Deferred income tax asset from affiliate | 2,057,848 |
| Due from affiliates | 790,013 |
| Other assets | 269,228 |
| TOTAL ASSETS | $ 56,413,092 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES | |
| Customer payables | $ 2,632,157 |
| Due to affiliates | 17,441,261 |
| Accounts payable and accrued liabilities | 15,735,869 |
| Income tax payable to affiliate | 154,746 |
| Total liabilities | 35,964,033 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1 par value, 25,000 shares authorized and outstanding | 25,000 |
| Additional paid-in-capital | 47,944,897 |
| Accumulated deficit | (27,520,838) |
| Total stockholder's equity | 20,449,059 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 56,413,092 |

See notes to financial statements.

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| REVENUES: | |
| Underwriting income | $ 349,602,493 |
| Mutual fund revenue | 94,735,066 |
| Wholesaling revenue | 63,245,492 |
| Investment management and administration fees | 17,050,914 |
| Commissions | 2,923,920 |
| Other revenue | 2,494,446 |
| Total revenues | 530,052,331 |
| EXPENSES: | |
| Underwriting expense | 349,602,493 |
| Commission expense | 82,216,832 |
| Compensation expense | 53,026,415 |
| General and administrative expenses | 19,167,713 |
| Recordkeeping expense | 16,906,184 |
| Wholesaling expense | 5,240,789 |
| Other expenses | 1,941,485 |
| Trading and clearing expense | 549,610 |
| Investment management expense | 22,796 |
| Total expenses | 528,674,317 |
| INCOME BEFORE INCOME TAX EXPENSE | 1,378,014 |
| INCOME TAX EXPENSE | 482,306 |
| NET INCOME | $ 895,708 |

See notes to financial statements.

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 895,708 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Stock-based compensation | | 59,055 |
| Deferred income tax expense | | 30,800 |
| Changes in operating assets and liabilities: | | |
| Increase in cash segregated | | (2,200,000) |
| Decrease in accounts receivable | | 5,753,829 |
| Decrease in due from affiliates | | 99,272 |
| Increase in other assets | | (15,633) |
| Decrease in prepaid commissions | | 300,098 |
| Increase in due to affiliates | | 5,028,848 |
| Decrease in accounts payable and accrued liabilities | | (5,510,303) |
| Decrease in income tax payable to affiliate | | (66,498) |
| Increase in customer payables | | 976,710 |
| Net cash provided by operating activities | | 5,351,886 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contribution from affiliate | | 2,000,000 |
| Net cash provided by financing activities | | 2,000,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 7,351,886 |
| CASH AND CASH EQUIVALENTS, Beginning of year | | 26,507,300 |
| CASH AND CASH EQUIVALENTS, End of year | $ | 33,859,186 |
| Supplemental cash flow disclosures: | | |
| Income tax refunds from The Hartford | $ | 132,260 |
| Income tax payment to The Hartford | $ | (650,264) |
| Supplemental non-cash financing activity: | | |
| Non-cash capital contributions from affiliate | $ | 59,055 |

See notes to financial statements.

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2011**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2010 | $ 25,000 | $ 45,885,842 | $ (28,416,546) | $ 17,494,296 |
| Capital contributions from affiliates | - | 2,000,000 | - | 2,000,000 |
| Capital contributions for stock based compensation | - | 59,055 | - | 59,055 |
| Net Income | - | - | 895,708 | 895,708 |
| BALANCE, DECEMBER 31, 2011 | $ 25,000 | $ 47,944,897 | $ (27,520,838) | $ 20,449,059 |

See notes to financial statements.

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity and certain variable life insurance contracts issued by the Parent and its affiliates. The Company pays compensation to its registered representatives and commissions to third party broker-dealers on the sale of variable life and annuity contracts. The Company also serves as an underwriter and distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds").

The Company is a distributor of 529 Plans. Certain mutual funds offered in the 529 Plans are sponsored by the subsidiaries of the Parent.

The Company executes and clears trades on behalf of retirement plans. In this capacity, the Company carries customer funds and securities and is subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3"). For some of these plans the Company also acts as a non-bank custodian.

The Company acts as a distributor and recordkeeper for certain retirement plan products offered by its affiliates. The Company has an agreement with an affiliate, Hartford Retirement Services, LLC ("HRS"), to perform the recordkeeping services.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

***Cash and Cash Equivalents*** – Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

***Cash Segregated*** – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

***Prepaid Commissions*** – The Company capitalizes commissions paid to broker-dealers associated with the sale of certain Class A, B and C shares of the 529 Plan investment options. Prepaid commissions are amortized over a period that is concurrent with expected revenues including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

***Fair Value of Financial Instruments*** – The carrying value of financial instruments, which include receivables and payables, approximate their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

***Level 1:*** Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

***Level 2:*** Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

***Level 3:*** Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2011 the Company held an investment in a money market fund for $29,194,419, which is included in cash and cash equivalents, and investments in mutual funds, which are included in other assets, for $3,523. These investments are carried at fair value, valued at quoted prices, and considered Level 1 investments under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2011. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2011.

***Underwriting Income and Expense*** – Variable insurance product underwriting income and expense are recorded upon the sale of the insurance contract.

***Mutual Fund Revenue*** - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets. The Company also receives other fund revenues, which are accrued in accordance with applicable agreements. These revenues are calculated based on average daily net assets.

***Wholesaling Revenue and Expense*** – The Company incurs expenses in the process of wholesaling various retirement products and receives wholesaling revenue from its affiliate, Hartford Life Insurance Company ("HLIC"), to compensate for these costs.

***Investment Management and Administration Fees*** – The Company receives asset based and transaction based revenues in the course of managing retirement and 529 plans according to contractual terms.

***Commission Revenue*** – Commission revenue is recorded on trade date.

***Commission Expense*** – Commission expense is accrued monthly based upon the terms in the individual selling agreements.

***Income Tax*** – See Note 5.

**New Accounting Pronouncements** — On May 12, 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Achieving Common Fair Value Measurement and Disclosure*, to conform (1) the definition of fair value and (2) common requirements for measurement and disclosure of fair value under generally accepted accounting principles and International Financial Reporting Standards (IFRS). While the ASU largely retains the fair value measurement principles under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, it expands current disclosure requirements and changes how fair value measurement guidance is applied in certain circumstances. The expanded disclosures for nonpublic entities include additional requirements for disclosures related to fair value measurements categorized as Level 3 in the fair value hierarchy, transfers into and out of Level 3 categorization, and the fair values of nonfinancial assets and liabilities. ASU 2011-04 will be effective for the Company beginning in 2012. The Company does not believe that the adoption of this guidance will have a significant impact on the financial statements.

In December 2011, the FASB issued new guidance regarding balance sheet offsetting disclosures (ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*), effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The guidance should be applied retrospectively for all comparative periods presented. The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The objective of ASU 2011-11 is to facilitate comparison between those entities that prepare their financial statements on the basis of generally accepted accounting principles and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

## 3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the 529 Plans administered by the Parent. For the year ended December 31, 2011, the Company received $2,488,113 from affiliates as reimbursement for certain expenses incurred in performing these functions and other general expenses, which is included in other revenue. The Company received $349,602,493 from affiliates for underwriting the insurance contracts. The Company also received $5,099,287 in distribution fees from related party mutual funds that are investment options in the 529 Plans, which is included in mutual fund revenue.

For the year ended December 31, 2011, the Company was allocated $19,167,713 by its affiliate, Hartford Life and Accident Insurance Company ("HLA"), for general and administrative expenses.

As distributor of the Funds, the Company received 12b-1 compensation of $17,760,551 from the Funds for the year ended December 31, 2011, which is included in mutual fund revenue.

As distributor and recordkeeper of retirement products for its affiliates, the Company earned $63,245,492 of wholesaling revenue from HLIC and paid recordkeeping expenses of $16,906,184 to an affiliate for the year ended December 31, 2011.

For the year ended December 31, 2011, the Company paid $1,072,709 in commissions for wholesaling services provided by an affiliate of the Company. The Company deferred $292,040 of this expense, in accordance with the prepaid commission policy described above.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for a 529 Plan. For the year ended December 31, 2011, the Company recorded an expense of $10,384 related to this agreement, which is included in other expenses.

The Company recorded a non-cash capital contribution of $59,055 from its parent relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

## 4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company.

The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, in the amount of $7,504,862 are included in compensation expense.

## 5. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

Income tax expense/(benefit) for the year ended December 31, 2011 is comprised of the following components:

| | | |
|---|---|---|
| Current income tax | $ | 451,506 |
| Deferred income tax | | 30,800 |
| Provision for income taxes expense | $ | 482,306 |

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets include the following as of December 31, 2011:

| **Deferred Tax Asset** | | |
|---|---|---|
| Alternative minimum tax credit | $ | 1,991,551 |
| Other | | 66,297 |
| Total Deferred Tax Assets | $ | 2,057,848 |

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2011, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012, with no material impact on the consolidated financial condition or results of operations.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3. At December 31, 2011, the Company had net capital of $11,206,211 which was $10,956,211 in excess of its required net capital of $250,000.

## 7. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best

estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2011, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

## 8. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2011 and through February 27, 2012, which is the date the financial statements were available to be issued noting that there are no subsequent events requiring disclosure in or adjustment to the financial statements. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

Schedule (g)

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**COMPUTATION OF NET CAPITAL**
**DECEMBER 31, 2011**

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $20,449,059 |
| LESS FIDELITY BOND DEDUCTIBLE IN EXCESS OF LIMITS | (220,000) |
| TOTAL CAPITAL | 20,229,059 |
| LESS NONALLOWABLE ASSETS: | |
| PREPAID COMMISSIONS AND OTHER ASSETS | (2,593,753) |
| ACCOUNTS RECEIVABLE | (2,997,275) |
| DEFERRED INCOME TAX ASSET FROM AFFILIATE | (2,057,848) |
| DUE FROM AFFILIATES | (790,013) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital) | 11,790,170 |
| LESS HAIRCUTS ON SECURITIES | (583,959) |
| NET CAPITAL | 11,206,211 |
| NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation) | 250,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $10,956,211 |

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2011 Focus Part II report filed on January 26, 2012.

Schedule (h)

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2011

| | | |
|---|---|---|
| CREDIT BALANCES | | |
| Free credit balances and other credit balances in customers' accounts | $ | 2,632,157 |
| Monies borrowed collateralized by securities carried for the accounts of customers | | |
| Monies payable against customers' securities loaned | | |
| Customers' securities failed to receive | | |
| Credit balances in firm accounts that are attributable to principal sales to customers | | |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | | |
| Market value of short security count differences over thirty calendar days old | | |
| Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days | | |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | | |
| Total Credit Items | | 2,632,157 |
| DEBIT BALANCES | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3 | | |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | |
| Failed to deliver of customers' securities not older than 30 calendar days | | |
| Other | | |
| Gross Debits | | - |
| Less 1% charge | | |
| Total Debit Items | | - |
| RESERVE COMPUTATION | | |
| Excess of total credits over total debits | $ | 2,632,157 |
| Amount held on deposit in "Reserve Bank Account" | $ | 5,000,000 |

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2011 Focus Part II report filed on January 26, 2012.

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 DECEMBER 31, 2011

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3): | $0 |
| A. Number of items | 0 |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3: | $0 |
| A. Number of items | 0 |

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2011 Focus Part II report filed on January 26, 2012.

# Deloitte.

**Deloitte & Touche LLP**
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 27, 2012

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

**Deloitte.**

**Deloitte & Touche LLP**
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hartford Securities Distribution Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2012

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

## General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)
**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of member, address Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirements of SEC Rule 17a-5:

048097 FINRA DEC
HARTFORD SECURITIES DISTRIBUTION COMPANY INC 12*12
200 HOPMEADOW ST
ATTN DIANA BENKEN
MAIL STOP A3E2
SIMSBURY CT 06089

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Diana Benken (860) 843-3911

2. A. General assessment (item 2e from page 2) — $ 232,606

B. Less payment made with SIPC-6 filed (exclude interest) — 123,400
7/22/2011
Date Paid

C. Less prior overpayment applied — (

D. Assessment balance due or (overpayment) — 109,206

E. Interest computed on late payment (see instruction E) for ________days at 20% per annum — -

F. Total assessment balance and interest due (or overpayment carried forward) — $ 109,206

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 109,206

H. Overpayment carried forward — $ ( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hartford Securities Ditribution Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the __2nd___day of_February__, 2012__.

CFO / Controller
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

Dates:
Postmarked Received Reviewed

Calculations ________

Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

| Item No. | | Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011 **Eliminate cents** |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 180,435,223 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiarires) and predecessors not included above. | | - |
| (2) Net loss from principal transactions in securities in trading accounts. | | - |
| (3) Net loss from principal transcations in commodities in trading accounts. | | - |
| (4) Interest and dividend expense deducted in determining item 2a. | | - |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | - |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | 349,602,493 |
| (7) Net loss from securities in investment accounts. | | - |
| Total additions | | 349,602,493 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | (436,995,455) |
| (2) Revenues from commodity transactions. | | - |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | - |
| (4) Reimbursements for postage in connection with proxy solicitation. | | - |
| (5) Net gain from securities in investment accounts. | | - |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | - |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | - |
| (8) Other revenue not related either directly or indirectly to the securities business. (See instruction C): | | - |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income | $ - | |
| (ii) 40% of interest earned on customer securities accounts (40% of FOCUS line 5, Code 3960) | $ - | |
| Enter the greater of line (i) or (ii) | | - |
| Total deductions | | (436,995,455) |
| 2d. SIPC Net Operating Revenues | | $ 93,042,261 |
| 2e. General Assessment @ .0025 | | $ 232,606 |
| | | (to page 1, line 2.A.) |

## Hartford Securities Distribution Company, Inc.
## S.E.C. ID No. 8-48097
## FINRA Firm No. 37819
## Schedule of 2011 SIPC Assessment Payments

| | | |
|---|---|---|
| July 22, 2011 | $ 123,400.00 | Semi-annual Assessment (Form SIPC-6) |
| Sent to: | Securities Investor Protection Corp<br>P.O. Box 92185<br>Washington, DC 20005-2185 | |
| February 2, 2012 | $ 109,206.00 | Annual Assessment (Form SIPC-7) |
| Sent to: | Securities Investor Protection Corp<br>P.O. Box 92185<br>Washington, DC 20005-2185 | |